Exhibit 99.1

Thomson Reuters Receives Court Approval for

Return of Capital and Share Consolidation Transactions

Toronto, April 30, 2026 – Thomson Reuters (TSX/Nasdaq: TRI) today announced that the Ontario Superior Court of Justice issued a final order today approving a plan of arrangement to implement the company’s proposed return of capital and share consolidation transactions. On April 28, 2026, Thomson Reuters received shareholder approval for the return of capital and share consolidation transactions at its special meeting.

As described in the company’s management proxy circular dated March 13, 2026 (the “Circular”), the return of capital and share consolidation transactions consist of a special cash distribution of US$605 million in the aggregate, or approximately US$1.36 per common share (estimated based on the number of common shares issued and outstanding as of the record date for the special meeting and assuming no shareholders opt-out of the return of capital), and a consolidation of the company’s outstanding common shares (or “reverse stock split”) on a basis that is proportional to the special cash distribution.

Timeline/Next Steps

The plan of arrangement for the return of capital and share consolidation transactions is subject to final approval by the Toronto Stock Exchange (TSX) and the Nasdaq.

If those final approvals are received:

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Thomson Reuters will determine the actual cash distribution per share and the share consolidation ratio after 4:00pm EDT (Toronto time) on May 1, 2026 based on the number of participating shares, and will issue a news release later that day with applicable information to shareholders;

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The plan of arrangement will become effective at 3:01 a.m. EDT (Toronto time) on May 4, 2026, and the post-consolidation shares are expected to begin trading on the TSX and Nasdaq under a new CUSIP when markets open that day;

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As promptly as practicable after the transactions are effective, the company’s depositary for the transactions (Computershare Investor Services Inc.) will deliver cash distribution amounts to registered participating shareholders, subject to the terms and conditions of the transactions. The effects of the share consolidation will be reflected in the company’s share register. Beneficial or non-registered shareholders participating in the return of capital will receive cash distributions from their intermediary and the effects of the share consolidation will be recorded in their accounts; and

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Eligible shareholders who duly exercised their right to opt out of the return of capital will not receive the cash distribution. Each opting-out shareholder will still participate in the transactions through a share exchange and the share consolidation, but will continue to hold the same number of shares that it currently holds. Such opting-out shareholders will realize a proportionate increase in their equity and voting interests in the company by virtue of the consolidation of the participating shares under the share consolidation. The opt-out deadline for registered shareholders has passed.

Further details of the proposed return of capital and share consolidation transactions are described in the Circular and related materials, which are available on www.thomsonreuters.com/2026specialmeeting. The return of capital and share consolidation documents were previously filed with the Canadian securities regulatory authorities on SEDAR+ and are available at www.sedarplus.ca. The documents were also furnished to the U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov.

About Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking within the meaning of applicable Canadian and U.S. securities laws, including the Private Securities Litigation Reform Act of 1995, including statements relating to the completion of the return of capital and share consolidation transactions. These forward-looking statements are based on certain assumptions, including shareholder approval of the transactions, and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the risk factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital and share consolidation transactions will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA

Zoe Zanettos

Director, Corporate Affairs

+1 647 202 8948

zoe.zanettos@thomsonreuters.com

INVESTORS

Gary E. Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@thomsonreuters.com